

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2013

Via E-mail
Dieter Sauer, Jr.
President and Chief Executive Officer
Sauer Energy, Inc.
4670 Calle Carga, Unite A
Camarillo, CA 93012-8536

> **Re:** **Sauer Energy, Inc.**
> **Form 10-K - A/1 for Fiscal Year Ended August 31, 2013**
> **Filed December 13, 2013**
> **File No. 0-53598**

Dear Mr. Sauer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended August 31, 2013

General

1.   Some of your disclosure appears to be inconsistent with, or not reflective of, the actual status of your operations as of the period you describe. Revise to eliminate inconsistencies and to provide accurate disclosure regarding the status of your business and current operations. For example, despite having no revenues since inception and no employees, you suggest that you have
      o   expertise in "engineering, manufacturing, distribution, marketing and branding" (page 5);
      o   a "Deep technical understanding of small wind technologies and applications" (page 6); and
      o   "High quality manufacturing that is ISO 9000 compliant" (page 6).

If you retain those assertions, please provide the basis for them.

2.   Similarly, with regard to your manufacturing plans and the various products you identify, please clarify the status in each case, including whether, where, and by which entity each such product is being manufactured. Also, please revise the disclosure at page 17 in the risk factor captioned "Shares Eligible for Future Sale" to eliminate your suggestion that the filing is a "registration statement" rather than an annual report.

Proof of Concept, page 6

3.   Please revise your disclosure to explain in context the meaning and use of the following terms: "proof-of-concept," "successful data," "revolutionary design," and "bird friendly." Also provide support for these assertions.

Management's Discussion and Analysis of Financial Condition and
Results of Operation, page 20

Liquidity and Capital Resources, page 20

4.   You do not currently provide investors and other users with the depth of information relative to an assessment of your financial condition and results of operations which Item 303(a) of Regulation S-K, Instruction 2, requires. Please expand your discussion of liquidity and capital resources accordingly. For example, discuss expectations regarding your liquidity and servicing abilities, sources and uses of cash, future costs of capital, expected availability of capital, and ability to generate cash to meet existing and known or reasonably likely future cash requirements. In that regard, we note your disclosure at page 12 that you "estimate that within the next 12 months [you] will need $5,000,000 in cash from either investors or operations." Also provide more complete disclosure pursuant to Item 303(a)(3) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 25

5.   Please revise to provide disclosure for the previous ten years, as Item 401(f) of Regulation S-K requires.

Code of Ethics, page 26

6.   We are unable to locate the code of ethics you state is attached to your Form 10-K. Please comply with Item 406 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

7. We note that you filed your Form 10-K on December 13, 2013 without including an audit report for the year ended August 31, 2012, and it appears that your current auditor has referred to the report of your prior auditor in rendering an opinion on your financial statements for the year ended August 31, 2013. We also note that your financial statements for periods from inception through August 31, 2012 were audited by John Kinross-Kennedy CPA. On December 20, 2013, the Securities and Exchange Commission ("SEC") denied John Kinross-Kennedy CPA the privilege of appearing or practicing before the Commission as an accountant. You can find a copy of the order at http://www.sec.gov/litigation/admin/2013/34-71154.pdf. As John Kinross-Kennedy CPA is barred from practicing before the SEC, you may not include its audit report in your filings with the Commission on or after December 20, 2013. If John Kinross-Kennedy CPA audited a year that you are required to include in your filings with the Commission, you should have a firm that is permitted to practice before the Commission as an accountant and that is registered with the PCAOB re-audit that year. Given the deficiency outlined above, you will need to consult with your current auditor, arrange to obtain an audit of the financial statements for the period from inception through August 31, 2012, and amend your Form 10-K to include an audit opinion that covers all periods presented to comply with Rule 2-05 of Regulation S-X. Please ensure that your current auditor does not express reliance on the work of your prior auditor in rendering an opinion on your financial statements.

Exhibits

8. Please file as exhibits all material agreements that Item 601(b)(10) of Regulation S-K requires, including the Equity Purchase Agreement and Registration Rights Agreement with Beaufort Ventures PLC.

Closing Comments

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or, in his absence, Jennifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director